SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

July 2010

Commission File Number: 333-153452

ECOPETROL S.A.
(Exact name of registrant as specified in its Charter)

Carrera 7 No. 37 – 69
BOGOTA – COLOMBIA
(Address of registrant’s principal executive offices)

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PRESS RELEASE

Ecopetrol S.A. extends its Strategic Plan until 2020

-- Approved production goal of 1.0 million barrels a day by 2015. Production for 2020 expected to be 1.3 million barrels a day.

-- Total investments estimated in US$80 billion; 79% for exploration and production.

-- Strategy includes strengthening transport network, upgrading refineries and increasing petrochemical and biofuel activities.

-- Company hopes to be one of the 30 largest oil companies in the world by 2020.

-- Production goals set in "clean barrels", which means the production of crude without accidents or environmental incidents and in harmony with interested parties

BOGOTA, Colombia, On July 9, 2010, the Board of Directors of Ecopetrol S.A. (NYSE: EC, BVC: ECOPETROL, BVL: EC) approved the 2011-2020 strategic plan for the companies comprising the Ecopetrol Corporate Group.

The 2011-2020 strategic plan for the Ecopetrol Corporate Group was prepared from the perspective of new business targets, with a focus on sustainable development and a clear market orientation, resulting in profit-linked value goals.

According to the strategic plan, the Ecopetrol Corporate Group will operate in accordance with the following strategic guidelines: Profitable Growth, Organizational Consolidation and Corporate Responsibility. For 2020, the Group has committed to obtaining results in the economic, social and environmental areas that will allow the Group to meet the expectations of not only Ecopetrol’s shareholders but those of other interested parties as well.

The strategic plan calls for a production goal of 1.0 million barrels of clean crude equivalent per day by 2015, while also foreseeing increased efforts to reach 1.3 million barrels of clean crude equivalent per day by 2020. By "clean barrels", the Group means the production of crude without accidents or environmental incidents and in harmony with interested parties. Regarding human talent, the plan sets as one of its goals to continue developing the skills of employees.

To be able to meet the goals called for in the new 2011-2020 strategic plan, an estimated investment of US$80 billion will be needed. Of this amount, 79% will be allocated to exploration and production activities, with the remaining 21% destined to refining, transport, marketing and biofuel areas.

The investment in exploration and production will help the Group (i) increase its exploratory activity, including offshore blocks and new areas (frontier), (ii) continue its development of heavy crude, natural gas and unconventional hydrocarbons, and (iii) make better use of conventional field production.

PRESS RELEASE

The plan also focuses on developing transport projects to address the current increased hydrocarbon production, and according to official estimates is expected to continue rising in the upcoming years. In refining the goal is to complete the upgrades and expansions of the Group’s refineries in Barrancabermeja and Cartagena.  Regarding the petrochemical sector, the plan focuses on developing current business lines and the analysis of new market opportunities, while in biofuels the goal is to reach a production of 450 thousand tons by 2015.

Projects included in the plan meet a required return on capital employed (ROCE) of 20% for upstream, 10%-12% for transportation, and 11% for refining.

The 2011-2020 strategic plan calls for Ecopetrol to keep strengthening and integrating the businesses in which it participates in a profitable, sustainable and responsible manner.

The 2011-2020 strategic plan also sets forth the following goal for the Ecopetrol Corporate Group: through its continued focus on petroleum, gas, petrochemicals and alternate fuels, the Ecopetrol Corporate Group aims to become one of the 30 leading companies in the oil industry by 2020, becoming known for its international positioning, innovation and commitment to sustainable development.

The following table summarizes the profitability goals of the Ecopetrol Corporate Group as set forth in the 2011-2020 Strategic Plan:
	Current	Goal 2011	Goal 2015	Goal 2020
Equivalent Production (MBOED)	586	871	1,000	1,300
Incorporation of Reserves 1P (MBOE)	2008-2010 (e) 1,800		2008-2015 3,200	2008-2020 6,000

Bogota, Colombia – July 14 of 2010

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Ecopetrol is Colombia’s largest integrated oil company and is among the top 40 oil companies in the world and the four largest oil companies in Latin America. Besides Colombia, where it accounts for 60% of total production, the Company is involved in exploration and production activities in Brazil, Peru and the United States (Gulf of Mexico). Ecopetrol has the principal refinery in Colombia, most of the network of oil and multiple purpose pipelines in the country, and it is considerably increasing its participation in biofuels.

PRESS RELEASE

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Ecopetrol. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Colombian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

Contact us for any additional information:

Investor Relations
Alejandro Giraldo
Phone: +571-234-5190
Email: investors@ecopetrol.com.co

Media Relations (Colombia)
Mauricio Téllez
Phone: + 571-2345377
Fax: +571-2344480
Email: mtellez@ecopetrol.com.co

Website: www.ecopetrol.com.co

SIGNATURE

 Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date:   July 14, 2010

Ecopetrol S.A.

By:	/s/ Adriana M. Echeverri
Name:	Adriana M. Echeverri
Title:	Chief Financial Officer